Exhibit 99.1

Stellantis Appoints Pablo Di Si Chief Operating Officer,
North America and American Brands

•Di Si joins the Stellantis Leadership Team (SLT), reporting directly to CEO Antonio Filosa

•Jon Nelson is appointed North America Chief Financial Officer, and Alexandre Sorel is appointed Stellantis Financial Services CEO

•Gustavo Soloaga is appointed Chief Performance Officer, leading the Value Creation Program (VCP) globally, reporting to CFO Joao Laranjo

AMSTERDAM, November 4, 2026 – Stellantis today announced the appointment of Pablo Di Si as Chief Operating Officer, North America and American Brands, effective immediately. He will join the Stellantis Leadership Team (SLT) and report to Antonio Filosa, Stellantis CEO.

Di Si assumes leadership of North America and the American Brands from Filosa, who has continued to oversee the region alongside his role as Stellantis CEO. During this time, the North America team has improved manufacturing efficiency and quality, brought greater discipline to inventory, restored customer choice, and rebuilt market momentum.

“North America is critical to Stellantis’ success and the delivery of our FaSTLAne 2030 strategy,” said Filosa. “We’ve made important progress, and there is significant opportunity ahead. Pablo is a proven leader who deeply understands the North America market, our business and the importance of disciplined execution. I have great confidence in what he and the North America team will accomplish together.”

Di Si brings more than 25 years of experience across finance, business development, strategy and operations. He has led Volkswagen’s businesses in North America and South America and previously held various leadership positions at Fiat Chrysler Automobiles (FCA). Most recently, he served as Stellantis Chief Performance Officer, working closely with teams around the world to accelerate performance and competitiveness through the ramp up of the Company’s Value Creation Program.

“I’m honored and energized to lead a team that has already done so much to turn around this critical business for our Company,” said Di Si. “We will build from a solid foundation, based on strong execution and relentless focus on our customers across the United States, Canada and Mexico. I look forward to working closely with our employees, dealers, suppliers, unions, and business partners to accelerate our momentum and grow our North American business.”

Additional leadership changes

•Jon Nelson is appointed North America Chief Financial Officer, reporting to Di Si. He replaces Joao Laranjo, who held this responsibility in addition to his role as Stellantis CFO. Nelson brings extensive experience in automotive finance, accounting, capital allocation and financial advisory, with a career spanning senior leadership roles at Stellantis, FCA and PwC.

•Gustavo Soloaga is appointed Chief Performance Officer, effective immediately, reporting to Laranjo. Soloaga brings more than 30 years of senior finance leadership experience, having led strategic initiatives and operations across Europe, Latin America, and the Middle East & Africa at Groupe PSA and Stellantis.

•Alexandre Sorel will succeed Nelson as CEO of Stellantis Financial Services, reporting to Laranjo, while keeping his responsibilities as head of Financial Services for Europe. Sorel has more than 30 years of automotive finance and financial services experience, including senior roles at Groupe PSA and CEO of Opel Vauxhall Finance.

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About Stellantis

Stellantis (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +1 947 252 3969 – fernao.silveira@stellantis.com
Kaileen CONNELLY +1 248 428 5168 – kaileen.connelly@stellantis.com
communications@stellantis.com
www.stellantis.com